

June 3, 2011

Mr. Jeffrey H. Foster
Chief Accounting Officer
DuPont Fabros Technology, Inc.
1212 New York Avenue, NW, Suite 900
Washington, DC 20005

> **Re: DuPont Fabros Technology, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **File No. 1-33748**
> **DuPont Fabros Technology, L.P.**
> **Form 10-K for the Year Ended December 31, 2010**
> **File No. 333-165465-17**

Dear Mr. Foster:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Item 1. Business, page 3

Properties, page 6

1.   In your future Exchange Act periodic reports, please include on a portfolio basis average effective annual rent, either on a MW or other comparable measurement, for your properties. Please include disclosure that clarifies how these amounts are calculated. To the extent tenant concessions, such as free rent, are not reflected in the measures, please expand your disclosure to quantify how concessions would impact the calculations.

2.	To the extent your aggregate acquisitions for the reporting period are material, please disclose, in future Exchange Act periodic reports, the weighted average capitalization rate for such acquisitions and explain how the rate was calculated.

3.	In future Exchange Act periodic reports, please expand your disclosure of your leasing activities for the most recent period, including a discussion of the volume of new or renewed leases, average rents or yields, and, where applicable, average leasing costs, leasing commissions, and tenant concessions.

Item 7. Management's Discussion and Analysis of Financial Condition…, page 39

4.	In future periodic filings, please revise to include an analysis of your capital expenditures by disclosing total capital expenditures for new development, redevelopment/renovations, tenant allowances, and other capital expenditures by year. In addition, please provide a narrative discussion of significant changes in capital expenditures from year to year and of expectations for the future.

5.	We note from your disclosure on page 41 and your property accounting policy on page 63 that you capitalize or defer salaries and other operating costs in conjunction with the development and leasing of properties. Please tell us, and disclose in future filings where significant, the amounts of salaries and related costs and other general and administrative costs that are capitalized each year, whether they relate to development or leasing activities, what percentage of total salaries and related costs these costs represent, an analysis of significant fluctuations from year to year, and the amount of additional expense you would incur if you were to experience a 10% reduction in development activities without a corresponding decrease in indirect project costs.

Notes to Consolidated Financial Statements, page 63

Note 2. Significant Accounting Policies, page 63

6.	We note your disclosure on page 64 that when future development is no longer probable, any capitalized pre-development costs are written off with a charge to expense. Please tell us whether you have had significant pre-development/acquisition costs where you have abandoned the project and taken development charges.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or Sonia Barros, Special Counsel, at (202) 551-3655 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief